UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2008.

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.
(Translation of registrant's name into English)

711 Executive Blvd., Suite Q
Valley Cottage, New York 10989
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Incorporation by Reference: This Form 6-K of XTL Biopharmaceuticals Ltd. dated August 14, 2008 is hereby incorporated by reference into the registration statements on Form F-3 (File No. 333-141529 and File No. 333-147024) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on March 23, 2007 and October 30, 2007, respectively, and the registration statements on Form S-8 (File No. 333-148058 and File No. 333-148574) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on December 14, 2007 and January 18, 2008, respectively.

XTL Biopharmaceuticals Announces First Half 2008 Financial Results

Valley Cottage, New York, August 14, 2008 - XTL Biopharmaceuticals Ltd. (NASDAQ: XTLB; TASE: XTL), a biopharmaceutical company engaged in the acquisition and development of therapeutics for the treatment of unmet medical needs, particularly diabetic neuropathic pain and hepatitis C, today announced its financial results for the first half ended June 30, 2008.

At June 30, 2008, the Company had cash, cash equivalents and short-term bank deposits of $8.3 million, compared to $13.0 million at December 31, 2007. The decrease of $4.7 million during the six months ended June 30, 2008 was attributable primarily to operating expenditures associated with the Company’s ongoing Bicifadine clinical program and to the preclinical hepatitis C program, which was out-licensed to Presidio Pharmaceuticals, Inc., or Presidio, at the end of March 2008, offset by the $4.0 million upfront license payment received from Presidio. The Company's cash, cash equivalents and short-term bank deposits of $8.3 million at June 30, 2008 does not reflect the $2 million due to XTL pursuant to the amendment of the Presidio license that was signed last week.

The loss for the six months ended June 30, 2008 was $7.1 million, or $0.02 per ordinary share, compared to a loss of $14.6 million, or $0.07 per ordinary share, for the comparable period last year, representing a decrease in net loss of $7.5 million. The decreased loss was primarily attributable to a $4.5 million decrease in research and development costs and the recognition in the 2008 period of the $4.0 million upfront license fee received from Presidio. The $4.5 million decrease in research and development costs was primarily due to the absence in the current period of the $7.5 million initial license fee for Bicifadine incurred during the comparable period last year and the absence of $1.3 million in expenses related to the Company’s legacy hepatitis C clinical programs, offset by a $5.3 million increase in expenses associated with the ongoing Bicifadine clinical program. For the six months ended June 30, 2008 and 2007, the Company’s losses of $7.1 million and $14.6 million, respectively, included $1.3 million and $1.0 million, respectively, of non-cash stock option compensation expense and also included the recognition of a $0.7 million and $0.6 million charge recorded during the current and comparable period last year relating to the fair-value of stock appreciation rights granted as a transaction advisory fee to certain third party intermediaries in connection with the Bicifadine transaction.

Commenting on the results, Ron Bentsur, Chief Executive Officer of XTL, said, “During the first half of 2008, we consummated the out-licensing of our preclinical hepatitis C program to Presidio Pharmaceuticals, Inc.” Mr. Bentsur added, “In June we completed patient randomization into our multi-center, double-blind, placebo-controlled Phase 2b clinical trial with Bicifadine in diabetic neuropathic pain. We remain focused on completing this study and expect to announce results in the fourth quarter of 2008.”

ABOUT XTL BIOPHARMACEUTICALS LTD.
XTL Biopharmaceuticals Ltd. (“XTL”) is engaged in the development of therapeutics for the treatment of diabetic neuropathic pain and HCV. XTL is developing Bicifadine, a serotonin and norepinephrine reuptake inhibitor, for the treatment of diabetic neuropathic pain, which is currently in a Phase 2b study. XTL has out-licensed its novel pre-clinical HCV small molecule inhibitor program. XTL also has an active in-licensing and acquisition program designed to identify and acquire additional drug candidates. XTL is publicly traded on the NASDAQ and Tel-Aviv Stock Exchanges (NASDAQ: XTLB; TASE: XTL).

Contact:
Ron Bentsur, Chief Executive Officer
Tel: +1-(845)-267-0707 ext. 225

Cautionary Statement
Some of the statements included in this press release, particularly those anticipating future financial performance, clinical and business prospects for our clinical compound for neuropathic pain, Bicifadine, and for our compounds from our hepatitis C pre-clinical program which was recently out-licensed to Presidio Pharmaceuticals, Inc., growth and operating strategies and similar matters, may be forward-looking statements that involve a number of risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Among the factors that could cause our actual results to differ materially is our ability to complete in a timely and cost effective manner clinical trials on Bicifadine, which could directly impact our ability to continue to fund our operations; our ability to meet anticipated development timelines for all of our drug candidates due to recruitment, clinical trial results, manufacturing capabilities or other factors; the success of our drug development and marketing arrangements with third parties; and other risk factors identified from time to time in our reports filed with the Securities and Exchange Commission, including our annual report on Form 20-F filed with the Securities and Exchange Commission on March 27, 2008, including Risks Related to Our Financial Condition. Any forward-looking statements set forth in this press release speak only as of the date of this press release. We do not intend to update any of these forward-looking statements to reflect events or circumstances that occur after the date hereof. This press release and prior releases are available at http://www.xtlbio.com. The information in our website is not incorporated by reference into this press release and is included as an inactive textual reference only.

XTL Biopharmaceuticals Ltd.
Selected Consolidated Financial Data
(Thousands of US Dollars, Except Share and Per Share Data)

Statements of Operations Information:

	Six months ended June 30,
	(unaudited)
	2008	2007
License Revenues	$3,940	$227
Cost of license revenues (with respect to royalties)	--	27

Gross margin	3,940	200

Research and development costs (includes $7,500 initial upfront license fee for the six months ended June 30, 2007 and also includes non-cash stock option compensation of $100 and $66, for the six months ended June 30, 2008 and 2007, respectively)	7,564	12,118
Less - participations	--	56
	7,564	12,062
General and administrative expenses (includes non-cash stock option compensation of $1,115 and $892, for the six months ended June 30, 2008 and 2007, respectively)	2,676	2,523

Business development costs (includes stock appreciation rights compensation of $688 and $565, and also includes non-cash stock option compensation of $48 and $11, for the six months ended June 30, 2008 and 2007, respectively)	960	828
Operating loss	7,260	15,213
Financial and other income, net	158	351

Loss before income taxes	7,102	14,862
Income taxes	13	(213)

Loss for the period	$7,115	$14,649

Basic and diluted loss per ordinary share	$0.02	$0.07

Weighted average number of shares used in computing basic and diluted loss per ordinary share	292,732,918	220,145,233

Balance Sheet Information:

	June 30, 2008 (unaudited)	December 31, 2007 (audited)
Assets
Current assets:
Cash and cash equivalents	$3,088	$2,377
Short-term bank deposits	5,200	10,600
Other receivables and prepaid expenses	857	924
Total current assets	9,145	13,901

Employee severance pay funds	45	48
Restricted long-term deposits	62	61
Property and equipment - net	83	106
Intangible assets - net	--	11
Other Assets	50	--
Total assets	$9,385	$14,127

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued expenses	$4,237	$3,809
Other current liabilities (stock appreciation rights)	2,248	1,560
Total current liabilities	6,485	5,369

Liability in respect of employee severance obligations	155	194

Commitments and contingencies
Total liabilities	6,640	5,563

Shareholders’ equity:
Ordinary shares of NIS 0.02 par value (500,000,000 authorized, 292,805,326 and 292,654,785 issued and outstanding, at June 30, 2008 and December 31, 2007, respectively)	1,445	1,444
Additional paid in capital	148,277	146,982
Deficit accumulated during the development stage	(146,977)	(139,862)
Total shareholders’ equity	2,745	8,564
Total liabilities and shareholders’ equity	$9,385	$14,127

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: August 14, 2008	By:	/s/ Ron Bentsur

Ron Bentsur Chief Executive Officer